UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

HAPPINESS BIOTECH GROUP LIMITED

(Exact name of registrant as specified in its charter)

No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City

Fujian Province, People’s Republic of China
+86-0599-782-8808

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F  ☒      Form40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Entry into Material Definitive Agreements

Happiness Biotech Group Limited (the “Company”) and certain non-U.S. investors (the “Purchasers”) entered into certain securities purchase agreement on June 25, 2021 (the “Purchase Agreement”) relating to the offer and sale of 1,240,000 ordinary shares (the “Shares”), par value $0.0005 per share (the “Ordinary Shares”) in a registered direct offering (the “Offering”).

Pursuant to the Purchase Agreement, the Company agreed to sell 1,240,000 Ordinary Shares at a per share purchase price of $1.74, for gross proceeds of $2,157,600, before deducting any estimated offering expenses. The closing of the Offering will occur on or about July 1, 2021.

The Company currently intends to use the net proceeds from the Offering for the development of the Company’s auto business under the brand of “Taochejun”, working capital and other general corporate purposes.

A copy of the form of the Purchase Agreement is attached hereto as Exhibit 1.1, and is incorporated herein by reference. The foregoing summary of the terms of the Purchase Agreement is subject to, and qualified in its entirety by, such document.

On June 25, 2021, the Company issued a press release announcing the Offering. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. A copy of the legal opinion issued by the Company’s Cayman counsel Campbells is attached hereto as Exhibit 5.1.

The sale and offering of the Shares pursuant to the Purchase Agreement was effected as a takedown off the Company’s shelf registration statement on Form F-3, as amended (File No. 333-250026), which became effective on November 23, 2023 (the “Registration Statement”).

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Financial Statements and Exhibits.

Exhibits.

Exhibit No.	Description
1.1	Form of Securities Purchase Agreement, dated June 25, 2021, between the Company and the Purchasers
5.1	Legal Opinion of Campbells
99.2	Press Release dated June 25, 2021

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Happiness Biotech Group Limited

Date: July 1, 2021	By:	/s/ Xuezhu Wang
Xuezhu Wang Chief Executive Officer

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